08033035

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing

REPORT FOR THE PERIOD BEGINNING 10-01-07 (MM/DD/YY) AND ENDING 9-30-08 (MM/DD/YY)

NOV 12 2008

Washington, DC

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.M. Kohn & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9810 Montgomery Rd.
(No. and Street)

Cincinnati (City) Ohio (State) 45242-6414 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Tim Heldman~~ (513) 621-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas D. Heldman CPA & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

4101 Carew Tower, 441 Vine St., Cincinnati, Ohio 45202-4503
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 25 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry M. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.M. Kohn & Company, as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Larry M. Kohn
Signature

President
Title

Sandra L. Smith
Notary Public

My Commission Expires 2/27/2010

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Larry M. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.M. Kohn & Company, as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Larry M. Kohn
Signature

President
Title

Sandra L. Smith
Notary Public

My Commission Expires 2/27/2010

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.M. KOHN & COMPANY
Financial Statements
For The Year Ended
September 30, 2008

Report pursuant to rule 17a-5(d) and
report of independent
certified public accountants

TDH
CPA

Thomas D Heldman CPA
&Associates, Inc

4101 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202-4503 **T** 513/621-7100 **F** 513/621-6550 **E** tdh@tdhcpa.net

To the Stockholder of
L.M. Kohn & Company

We have audited the accompanying balance sheet of L.M. Kohn & Company (the "Company") as of September 30, 2008, and the related statements of earnings, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.M. Kohn & Company as of September 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion the information is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

Thomas D Heldman, CPA

November 5, 2008

L.M. KOHN & COMPANY

BALANCE SHEET

September 30, 2008

ASSETS

Current Assets	
Cash and cash equivalents	$877,609
Commissions and other fees receivable	612,771
Investment securities designated as available for sale	55,026
Federal tax deposit	84,621
Total Current Assets	**1,630,027**
Property and Equipment, Net	61,342
Total Assets	**$1,691,369**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Commissions payable	$396,743
Other liabilities	63,542
Total Current Liabilities	**460,285**
Stockholder's Equity	
Common stock no par value; 100 shares authorized, issued and outstanding	5,000
Contributed capital	3,000
Retained earnings	1,190,858
Unrealized gain on securities	32,226
Total Stockholder's Equity	**1,231,084**
Total Liabilities and Stockholder's Equity	**$1,691,369**

- See Accompanying Notes and Accountant's Report -

L.M. KOHN & COMPANY

STATEMENT OF EARNINGS

For the year ended September 30, 2008

Revenues	
Investment advisory and servicing fees	$1,719,628
Commissions	7,462,268
Other revenue	1,187,387
Total revenues	10,369,283
Expenses	
Employee compensation and benefits	1,760,546
Commissions paid	6,747,956
Selling, general and administrative expenses	893,399
Total expenses	9,401,901
Net Earnings	**$967,382**

- See Accompanying Notes and Accountant's Report -

L.M. KOHN & COMPANY

STATEMENT OF STOCKHOLDER'S EQUITY

For the year ended September 30, 2008

	Common stock	Contributed capital	Retained earnings	Unrealized gain on securities	Total
Balance - October 1, 2007	$5,000	$3,000	$1,173,476	$45,024	$1,226,500
Distributions to stockholder			(950,000)		(950,000)
Net earnings for the year			967,382		967,382
Change in unrealized gain on securities				(12,798)	(12,798)
Balance - September 30, 2008	**$5,000**	**$3,000**	**$1,190,858**	**$32,226**	**$1,231,084**

L.M. KOHN & COMPANY

STATEMENT OF CASH FLOWS

For the year ended September 30, 2008

Cash Flows From Operating Activities	
Net earnings for the year	$967,382
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation	4,085
Increase (decrease) in cash due to changes in:	
Commissions and other fees receivable	(95,468)
Federal tax deposit	(12,818)
Commissions payable	45,521
Other liabilities	14,745
Net cash provided by operating activities	**923,447**
Cash Flows From Investing Activities	
Purchase of property and equipment	(50,755)
Net cash (used in) investing activities	**(50,755)**
Cash Flows From Financing Activities	
Distributions to stockholder	(950,000)
Net cash (used in) financing activities	**(950,000)**
(Decrease) in cash and cash equivalents	**(77,308)**
Cash and cash equivalents at beginning of year	954,917
Cash and cash equivalents at end of year	$877,609

- See Accompanying Notes and Accountant's Report -

Note A - Organization and Significant Accounting Policies

Nature of Business

L.M. Kohn & Company (the "Company"), an Ohio corporation, is a broker of security products and insurance. The Company is a registered securities broker-dealer under the examining authority of the Financial Industry Regulatory Authority.

The Company derives revenue from investment advisory fees, servicing fees, and commissions by acting as a securities broker-dealer for independent investment representatives who place their securities orders through the Company.

The Company also derives revenues from providing private portfolio management and brokerage services to individuals and institutional investors in a variety of industries.

In its broker-dealer activities, the Company, on a fully disclosed basis, clears all customer transactions through unaffiliated broker-dealers who maintain customer accounts.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts, investments in money market funds, and required broker-dealer deposits. The two broker-dealer deposits total $35,007. This amount is not freely withdrawable. The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

The Company maintains its cash deposit account at a commercial bank. At times, the account balance may exceed federally insured limits. The Company has not experienced any losses on this account, and management believes the Company is not exposed to any significant risk on its cash account.

Commissions, Advisory and Other Fees

Investment advisory fees and commissions are recognized as earned. The investment advisory fees are based upon a pre-determined percentage of the market value of assets under management. Servicing fees are based upon a quarter end market value.

Commission income is generated from securities transactions and insurance sales executed on behalf of the Company's clients. Such fees are shared between the Company and the Company's registered representatives.

Investment Securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Certain Investments in Debt and Equity Securities". SFAS NO. 133 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. All securities held at September 30, 2008 are classified as "available for sale".

Note A - Organization and Significant Accounting Policies (Cont'd)

Investment Securities (Cont'd)

Investment securities designated as available for sale consist of the following:

	Fair Market Value	Cost	Unrealized Gain
1,800 shares NASD common stock	$55,026	$22,800	$32,226

The net unrealized gain has been included as a separate component of stockholder's equity.

Federal Tax Deposit

The Company has elected to be taxed as an S-Corporation. As an S-Corporation, the Company does not pay corporate federal and state income taxes on its taxable income; rather the stockholder is liable for income taxes. As of September 30, 2008, the Company maintains a tax deposit with the Internal Revenue Service of $84,621 assessed on income earned from October 1, 2007 through December 31, 2007. This deposit is necessary for the Company to maintain a fiscal year for tax reporting purposes.

Fixed Assets and Software

Fixed assets and software are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and small purchases are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be three to ten years.

Property and equipment net consists of:

Cost of fixed assets	$272,544
Less: Accumulated depreciation	(211,202)
Net	$61,342

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Related Party Transactions

The Company leases office space from the President's spouse for $7,300 per month effective January 1, 2007. Total rent of $87,600 was paid in the fiscal year. The Company is obligated to pay rent of $7,300 per month through December 31, 2008. The rent charged approximates rent that would be charged by an unrelated party for similar space.

Note C - 401(K) Plan

The company maintains a 401(K) plan to which all employees can elect to make contributions. The Company matches 10% of employee contributions without limitation. The Company made matching contributions of $7,004 in the year ended September 30, 2008.

Note D - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule, Rule 15c3-1 (the Rule), promulgated by the Securities and Exchange Commission, which requires that the Company maintain a minimum net capital of $50,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1, as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At September 30, 2008, the Company's net capital, as defined, was $958,496, which was $908,496 in excess of the minimum net capital requirement, and its ratio of aggregate indebtedness to net capital, as defined, was .48 to 1.

Note E - Obligation

In addition to the lease obligation for the Company headquarters, the Company entered into a web hosting and e-mail archiving service agreement on March 15, 2006. The contract is renewable annually. At September 30, 2008, the remaining obligation is for six months at $2,045 per month or $12,270.

L.M. KOHN & COMPANY

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND NET RECONCILIATION TO THE COMPANY'S CORRESPONDING FORM X-17A-5 PART II A FILING

September 30, 2008

Stockholder's equity per balance sheet	$1,231,085
Deductions	
Disallowed assets	244,483
Net capital before haircuts	986,602
Haircuts	28,106
Net capital	$958,496
Aggregate indebtedness	
Commissions payable	$396,743
Other liabilities	63,542
	$460,285
Ratio of aggregate indebtedness to net capital	.48 to 1
Minimum capital required	$50,000
Excess of net capital over minimum requirement	$908,496

TDH CPA

Thomas D Heldman CPA
& Associates, Inc

4101 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202-4503 **T** 513/621-7100 **F** 513/621-6550 **E** tdh@tdhcpa.net

Independent Auditors' Supplemental Report on
Internal Accounting Control

To the Stockholder of
L.M. Kohn and Company

In planning and performing our audit of the financial statements of L.M. Kohn and Company (the "Company") for the year ended September 30, 2008, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company, (i) in making the periodic computations of the reserve required by Rule 15c3-3(e), (ii) in complying with the requirements for prompt payment for securities of Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System; (iii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers and should not be used for any other purpose.

Thomas D Heldman

Thomas D Heldman, CPA

Cincinnati, Ohio

November 5, 2008

END